Attorneys at Law

March 15, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Agent

Re	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”) Filed March 9, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a  revised version of the Preliminary 14A [“Preliminary 14A No. 4”] which has been tagged  to reflect revisions in response to the Staff’s email  dated March 14, 2017, setting forth a comment regarding the third revised Preliminary 14A No. 3  which was filed with the Commission on March 9, 2017.

This letter, which has been filed electronically with the Commission, includes the text of the Staff’s comments for your convenience.

Certain Transactions, page 16

Comment No.1:  Refer to comment 5 in our March 7, 2017 letter.  As noted previously, the relevance of the disclosures in the ninth paragraph is unclear since your securities purchase agreement with Blackbridge Capital, LLC has been terminated by mutual consent and the related registration statement was withdrawn by the company.  Absent adequate support for inclusion of these disclosures, there appears to be no reasonable basis for their inclusion in this proxy statement. Please advise what items requirement of Schedule 14A requires inclusion of these disclosures in this proxy statement.  Additionally, the disclosure in the last sentence of the ninth paragraph is inconsistent with the disclosures that the securities purchase agreement has been terminated by mutual consent and the related registration statement has been withdrawn by the company.  If disclosure in the last sentence of the ninth paragraph is retained, please revise to explain why the terms of the Blackbridge note and the expenses note remain in effect after the termination of the securities purchase agreement by mutual consent and the withdrawal of the related registration statement by the company.

Response to Comment No. 1:   The Company filed  a Form 8-K today describing the termination of the Blackbridge securities purchase agreement.  The disclosures in the proxy statement were made for informational purposes only.  In view of the 8-K filing, this disclosure  in the proxy statement  becomes redundant and have been  removed in its  entirety in the enclosed Preliminary 14A No. 4.

ABCO respectfully requests that if the Staff’s has now completed its review of the Revised Preliminary 14A No.4, please advise so that we can send out the Final Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the Preliminary 14A No. 4  or this transmittal/response letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN E. WOLCOTT
_______________________________
By: John E. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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